The Real Brokerage to Present at Upcoming Investor Conferences

TORONTO and NEW YORK, November 9, 2023 -- The Real Brokerage Inc. (NASDAQ: REAX), the fastest growing publicly traded real estate brokerage, today announced that its Chairman and Chief Executive Officer, Tamir Poleg, will present at the following investor conferences:

Stephens Annual Investment Conference:

Date: Tuesday, November 14, 2023

Time: 2:00 p.m. ET (1:00 p.m. CT)

Webcast link: https://wsw.com/webcast/stph34/reax/1832544

Needham 3rd Annual Consumer Tech / E-commerce Virtual Conference:

Date: Monday, November 20, 2023

Time: 12:00 p.m. ET

Webcast link: https://wsw.com/webcast/needham137/reax/2256336

Real's remarks will be broadcast live and a replay will be available for one year at the links below, and by visiting the "Investors" section of www.onereal.com.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life's most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence throughout the U.S. and Canada, Real supports more than 12,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses. Additional information can be found on its website at www.onereal.com.

Contact Information

For additional information, please contact:
Ravi Jani
Vice President, Investor Relations and Financial Planning & Analysis
investors@therealbrokerage.com
908.280.2515

For media inquiries, please contact:
Elisabeth Warrick
Senior Director, Marketing, Communications & Brand
elisabeth@therealbrokerage.com

201.564.4221